UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GeoResources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Michael A. Vlasic VILLCo Energy, L.L.C. 38710 Woodward Avenue, Suite 100 Bloomfield Hills, MI 48304 Telephone: (248) 642-3380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially	7.	Sole Voting Power 20,000
	8.	Shared Voting Power 3,576,757
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power 3,576,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,596,757 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13D/A

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Energy, L.L.C. 26-3676798
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,576,757
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,576,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,576,757 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Services, L.L.C. 26-1384172
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,576,757
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,576,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,576,757 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Management, L.L.C. 04-3678692
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,576,757
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,576,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,576,757 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

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Explanatory Note:

This Amendment No. 3 (this “Amendment”) to Schedule 13D is being filed to disclose sales of (i) 513,946 shares of Common Stock of GeoResources, Inc., a Colorado corporation (the “Issuer”), pursuant to a Rule 10b5-1 trading plan adopted on March 19, 2010, and (ii) 494,500 shares of Common Stock of the Issuer pursuant to a public offering, by VILLCo Energy, L.L.C., a Michigan limited liability company (“VILLCo Energy”). The percentage calculations in the above cover pages, and as set forth below, are based on the total outstanding common stock of the Issuer, 24,901,566 shares, as reported on the Prospectus Supplement of the Issuer filed with the Securities and Exchange Commission under Rule 424(b)(5) on January 13, 2011.

The Schedule 13D is hereby amended to the extent hereinafter expressly set forth to reflect the foregoing transactions.

Item 1. Security and Issuer.

Title and Class of Equity Securities: Common Stock, par value $.01 per share of Issuer

Address of Issuer:	110 Cypress Station Dr., Suite 220
Houston, Texas 77090

Item 2. Identity and Background.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by Michael A. Vlasic, VILLCo Energy, VILLCo Services, L.L.C., a Michigan limited liability company (“VILLCo Services”) and VILLCo Management, L.L.C., a Michigan limited liability company (“VILLCo Management”).

A.	Michael A. Vlasic

a. 38710 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic manages investments for Vlasic Investments, L.L.C. He serves on the Board of Directors of the Issuer. Vlasic Investments L.L.C. is located at 38710 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

B.	VILLCo Energy

a. VILLCo Energy’s principal business is to hold interests in Vlasic FAL, L.P., a Texas limited partnership (“Vlasic FAL”) and in shares of the Issuer.

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b. VILLCo Energy is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Energy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Energy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C.	VILLCo Services

a. VILLCo Services’ principal business is to act as the manager of VILLCo Energy and Vlasic Investments, L.L.C.

b. VILLCo Services is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Services has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Services, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D.	VILLCo Management

a. VILLCo Management’s principal business is to act as the manager of VILLCo Services.

b. VILLCo Management is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Management, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Instruction C to Schedule 13D under the Act, the managers of VILLCo Management consist of Michael A. Vlasic and the following persons.

A.	James J. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is an attorney at Bodman PLC, 201 West Big Beaver, Suite 500, Troy, Michigan 48084.

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c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

B.	William J. Vlasic

a. 38710 Woodward Avenue, Suite 100 Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is a business reporter for the New York Times, New York, New York.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

C.	Richard R. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is Chief Executive Officer of O/E Learning, Inc. (designs and develops new training and performance improvement programs), 2125 Butterfield, Suite 200N, Troy, Michigan.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

D.	Paul A. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is a partner with MacBeedon Partners, LLC (venture capital), 217 Third Street, Ann Arbor Michigan.

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c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

For purposes of this Amendment, involving sales of shares of the Issuer’s common stock, Item 3 is not applicable.

Item 4. Purpose of the Transaction.

The reporting persons do not have any plans or proposals which relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) VILLCo Energy owns 1,991,554 shares shown directly. In addition, VILLCo Energy is a limited partnership of Vlasic FAL. Vlasic FAL owns 1,585,203 shares of Issuer. VILLCo Energy owns approximately 90% of the outstanding partnership interests of Vlasic FAL. Under Vlasic FAL’s agreement of limited partnership, VILLCo Energy may remove the general partner of Vlasic FAL without the consent of the general partner. With respect to Vlasic FAL, Mr. Vlasic, on behalf of VILLCo Energy, shares voting power and investment power of the shares of Issuer with the general partner of Vlasic FAL, VL Energy LLC, which is owned by Frank Lodzinski. The manager of VILLCo Energy is VILLCo Services. The manager of VILLCo Services is VILLCo Management. The managers of VILLCo Management are Michael A. Vlasic, James J. Vlasic, William J. Vlasic, Richard R. Vlasic and Paul A. Vlasic (the “Vlasics”). Under the VILLCo Management operating agreement, Michael Vlasic, as the executive manager thereof, has the power to vote the shares of Issuer common stock held by VILLCo Energy. The Vlasics, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer common stock held by VILLCo Energy. In addition, Mr. Vlasic has been granted options for 40,000 shares of Common Stock, 20,000 of which are vested and exercisable.

(b) The responses of the reporting persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. See (a) above and Item 6 for disclosure with respect to the managers of VILLCo Management.

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(c) Since its last filing on Schedule 13D, Amendment No. 2, VILLCo Energy sold shares of Common Stock pursuant to a Rule 10b5-1 trading plan adopted on March 19, 2010, as follows:

Date	Amount	Price
11-18-10	18,884	20.0000
11-19-10	31,022	20.0022
11-22-10	24,214	20.0002
11-24-10	8,948	20.0034
11-29-10	16,932	20.0224
12-01-10	43,222	20.5000
12-02-10	32,757	20.5013
12-03-10	48,121	20.8609
12-06-10	75,900	21.2308
12-07-10	28,284	21.5842
12-08-10	7,227	21.9316
12-10-10	1,903	21.5000
12-13-10	33,055	21.5001
12-16-10	10,962	21.5000
12-20-10	18,569	21.7268
12-21-10	98,488	22.0510
12-22-10	4,069	22.3551
12-23-10	11,389	22.5502
TOTAL:	513,946

On January 19, 2011, VILLCo Energy sold 494,500 shares of Common Stock at a public offering price of $25.00 per share, less underwriting discounts and commissions of $1.25 per share, pursuant to an underwritten public offering.

(d) Reference is made to subsection (a) above which is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Under the VILLCo Management operating agreement, Michael A. Vlasic, as the Executive Manager thereof, has the power to vote the shares of Issuer common stock held by VILLCo Energy. Michael A. Vlasic, James J. Vlasic, William J. Vlasic, Richard R. Vlasic and Paul A. Vlasic, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer common stock held by VILLCo Energy.

Vlasic FAL is managed by its general partner, VL Energy. All of the membership interest of VL Energy, L.L.C. are owned by Frank A. Lodzinski. Mr. Lodzinski and Michael A. Vlasic, on behalf of VILLCo Energy, share the right to vote and dispose of the shares of Issuer held by Vlasic FAL.

Other than as set forth in this Schedule 13D and the shareholders’ agreement entered into among the former employees of Southern Bay as referenced in previous filings of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among or between the reporting persons and any other person with respect to the securities of the Issuer.

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Item 7. Exhibits

The following exhibits are included with this Amendment:

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2011

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SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VILLCo Energy, L.L.C.
VILLCo Services, L.L.C.
VILLCo Management, L.L.C.

By:	/s/ Michael A. Vlasic
Michael A. Vlasic, individually, and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date: February 16, 2011

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